

February 20, 2024

Raymond Ming Hui Lin
Chief Executive Officer
CLPS Incorporation
Unit 1000, 10th Floor, Millennium City III
370 Kwun Tong Road, Kwun Tong, Kowloon
Hong Kong SAR

>   **Re: CLPS Incorporation**
>   **Form 20-F for Fiscal Year Ended June 30, 2023**
>   **Response Dated January 29, 2024**
>   **File No. 001-38505**

Dear Raymond Ming Hui Lin:

We have reviewed your January 29, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 22, 2024 letter.

Form 20-F for Fiscal Year Ended June 30, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions That Prevent Inspections, page 127

1.   We note your response indicates that you reviewed your register of members and public filings in connection with your required submission under paragraph (a) and that you did not rely upon any legal opinions or third party certifications such as affidavits in connection with your required disclosures under Item 16I. Please file your amendment and supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed in connection with the proposed disclosures under paragraphs (b)(2) and (3).

2.   We note your proposed disclosure refers to your examination of the biographies of, and the inquiries made with, all your directors and the directors of your consolidated foreign operating entities. In order to clarify the scope of your review, please supplementally describe any additional steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please clarify whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

      Please contact Charlie Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Rongwei Xie